================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                  Brilliance China Automotive Holdings Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.01 per share
      and American Depositary Shares, each representing 100 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                    10949Q105 for American Depositary Shares
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Clemens
                                Baker & McKenzie
                           14th Floor, Hutchison House
                           10 Harcourt Road, Hong Kong
                                 (852)2846-1888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

CUSIP No. 10949Q105

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Huachen Automotive Group Holdings Company Limited

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  X

          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          People's Republic of China

--------------------------------------------------------------------------------
               7.   Sole Voting Power

Number of      -----------------------------------------------------------------
Shares         8.   Shared Voting Power
Beneficially        1,446,121,500
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power
Reporting      -----------------------------------------------------------------
Person With    10.  Shared Dispositive Power
                    1,446,121,500

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,582,120,500

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
          43.16%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          CO

--------------------------------------------------------------------------------

CUSIP No. 10949Q105

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Wu Xiao An

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  X

          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only


--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          People's Republic of China

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power
Shares
Beneficially        32,800,000
Owned by       -----------------------------------------------------------------
Each           8.   Shared Voting Power
Reporting
Person With    -----------------------------------------------------------------
               9.   Sole Dispositive Power

                    32,800,000

               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,582,120,500

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
          43.16%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

CUSIP No. 10949Q105

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Hong Xing

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  X

          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          People's Republic of China

--------------------------------------------------------------------------------

               7.   Sole Voting Power
Number of
Shares              28,978,000
Beneficially   -----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each
Reporting      -----------------------------------------------------------------
Person With    9.   Sole Dispositive Power
                    28,978,000

               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,582,120,500

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
          43.16%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

CUSIP No. 10949Q105

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Su Qiang

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  X

          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization

          People's Republic of China

--------------------------------------------------------------------------------
               7.   Sole Voting Power
Number of
Shares              36,838,000
Beneficially   -----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each
Reporting      -----------------------------------------------------------------
Person With    9.   Sole Dispositive Power
                    36,838,000

               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,582,120,500

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
          43.16%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          IN

--------------------------------------------------------------------------------

CUSIP No. 10949Q105

--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          He Tao

--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  X

          (b)

--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)

--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization

          People's Republic of China

--------------------------------------------------------------------------------
              7.   Sole Voting Power
Number of
Shares             37,383,000
Beneficially  ------------------------------------------------------------------
Owned by      8.   Shared Voting Power
Each
Reporting     ------------------------------------------------------------------
Person With   9.   Sole Dispositive Power
                   37,383,000

              ------------------------------------------------------------------
              10.  Shared Dispositive Power

--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,582,120,500

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)
          43.16%

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This statement relates to the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares") and the American Depositary Shares, each representing 100 Ordinary Shares (the "ADSs") of Brilliance China Automotive Holdings Limited, a company incorporated in Bermuda with limited liability (the "Company"). The principal executive offices of the Company are located at Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region.

ITEM 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Huachen Automotive Group Holdings Company Limited, a wholly state-owned limited liability company established in the People's Republic of China ("Huachen"), Wu Xiao An ("Mr. Wu"), Hong Xing ("Mr. Hong"), Su Qiang ("Mr. Su") and He Tao ("Mr. He") (each a "Reporting Person" and collectively, the "Reporting Persons").

HUACHEN

     (a)  Name: Huachen Automotive Group Holdings Company Limited.
     (b)  Place of Organization: People's Republic of China
     (c)  Principal Business: Investment holding
     (d) Address of Principal Place of Business and Office: 26 Kunshandong Road, Huanggu District, Shenyang, Liaoning Province 110032, People's Republic of China

Officers and Directors: See Exhibit 1 attached hereto, which is incorporated herein by reference, with respect to each executive officer and director of Huachen.

During the last five years, neither Huachen nor, to the best knowledge of Huachen, any of the persons listed in Exhibit 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Huachen or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LIAONING

Huachen is wholly-owned by the Liaoning Provincial Government of the People's Republic of China, the Government of Liaoning Province in the People's Republic of China ("Liaoning"). Information required by Items 2 - 6 is hereby given for Liaoning pursuant to General Instruction C to Schedule 13D.

     (a)  Name: Liaoning Provincial Government of the People's Republic of China
     (b)  Place of Organization: People's Republic of China
     (c)  Principal Business: Government
     (d) Address of Principal Place of Business and Office: 45 Beijing Avenue, Huanggu District, Shenyang, Liaoning Province 110032, People's Republic of China

Officers and Directors: As Liaoning is the provincial government for Liaoning Province of the People's Republic of China, Liaoning does not have executive officers, directors or persons in similar positions.

During the last five years, Liaoning has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Liaoning was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MR. WU

     (a)  Name: Wu Xiao An
     (b) Business Address: Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region
     (c)  Principal Occupation: Management Director of the Company
     (d)  Citizenship: People's Republic of China

During the last five years, Mr. Wu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Wu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MR. HONG

     (a)  Name: Hong Xing
     (b) Business Address: Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region
     (c)  Principal Occupation: Management Director of the Company
     (d)  Citizenship: People's Republic of China

During the last five years, Mr. Hong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Hong was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MR. SU

     (a)  Name: Su Qiang
     (b) Business Address: Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region
     (c)  Principal Occupation: Management Director of the Company
     (d)  Citizenship: People's Republic of China

During the last five years, Mr. Su has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Su was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MR. HE

     (a)  Name: He Tao
     (b) Business Address: Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region
     (c)  Principal Occupation: Management Director of the Company
     (d)  Citizenship: People's Republic of China

During the last five years, Mr. He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. He was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

On December 18, 2002, Huachen entered into an agreement for the sale and purchase of shares (the "Principal Agreement") with the Chinese Financial Education Development Foundation (the "Foundation") pursuant to which it purchased from the Foundation a total of 1,446,121,500 Ordinary Shares (the "Sale Shares"), representing approximately 39.446% of the issued share capital of the Company and the Foundation's entire shareholding interest in the Company. The price payable by Huachen for the Sale Shares was HK$0.10 per Sale Share, which was determined on the basis of arm's length negotiations, and was funded by Liaoning.

On December 18, 2002, each of Mr. Wu, Mr. Hong, Mr. Su and Mr. He (the "Management Directors") entered into a Call Option Agreement with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the Sale Shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of Ordinary Shares, totaling 346,305,630 Ordinary Shares in aggregate and representing approximately 9.446% of the issued shared capital of the Company, at an exercise price of HK$0.95 per Ordinary Share. Each call option is exercisable in whole or in part at any time during the period of three years commencing from the date falling six months after the earlier of: (a) the end of the Offer (as defined below); and (b) the close of the Offer in accordance with the Offer Document (as defined below) to be issued by the Offerors (as defined below) in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers of the Hong Kong Special Administrative Region (the "Takeovers Code").

Under the Takeovers Code, the Management Directors are presumed to be acting in concert with Huachen. As a result, in order to facilitate the making of the Offer, the Management Directors agreed to join Huachen to make the Offer and form part of the Offerors, on the terms and conditions set out in the Syndication Letter which was issued by Huachen to the Management Directors on December 18, 2002. Pursuant to Rule 26.1 of the Takeovers Code, Huachen and the Management Directors (the "Offerors") are required to make a conditional mandatory general offer (the "Offer") for all of the Ordinary Shares, including Ordinary Shares represented by ADSs, not already beneficially owned by Huachen and the Management Directors and parties acting in concert with them. CLSA Limited will make the conditional Offer on behalf of the Offerors.

The Offerors will dispatch the offer document with respect to the Offer on or about January 9, 2003 (the "Offer Document"). Subject to the terms and conditions in the Offer Document, the Offer will be at a cash purchase price of HK$0.10 per Ordinary Share and HK$10.00 per ADS.

As of the date of this Statement, Mr. Wu, Mr. Hong, Mr. Su and Mr. He held 30,000,000, 26,640,000, 34,500,000 and 35,045,000 Ordinary Shares, respectively.

On June 2, 2001, Mr. Wu, Mr. Hong, Mr. Su and Mr. He each received option grants from the Company with respect to 2,800,000, 2,338,000, 2,338,000 and 2,338,000
Ordinary Shares, respectively. The options are exercisable for ten years from the date of grant at an exercise price of HK$1.896 per Ordinary Share.


ITEM 4.    Purpose of Transaction

As a non-governmental and non profit-making social body corporation, the Foundation's principal aim is to promote the development of financial education in the People's Republic of China. Accordingly, the Foundation indicated that it was not consistent with its aim or appropriate for it to be engaged in long-term investments or the operation or management of enterprises such as the Company. Therefore, the Foundation indicated that it no longer wished to hold the Sale Shares as a long-term investment or be a controlling shareholder.

In addition, the Foundation indicated that it believed that, from the perspective of the long-term development of the Company, sale of the Sale Shares to Huachen was appropriate because:

     - Liaoning, as the ultimate beneficial shareholder of Huachen, has decided to make the automotive industry one of the industrial pillars of the provincial economy, and the Company's subsidiary, Shenyang Automotive, is one of the leading enterprises in Liaoning Province's automotive industry. Liaoning, through Huachen, will be able to provide support in ways that the Foundation had neither the ability nor resources to provide;
     - The Chinese automotive industry has traditionally been heavily regulated by the Chinese government. Given such regulation, governmental involvement such as that which may be afforded by Liaoning as a controlling shareholder is likely to be beneficial to the future development and success of the Company; and
     - Since the Company's principal operations and assets are located in Liaoning Province, having

           Huachen as the largest shareholder will be advantageous from the perspective of effective shareholder direct support and supervision. For a number of years, Liaoning has been providing strong support to the long-term development of the Company, for instance in the launch of the Zhonghua Sedan production and the proposed joint venture project between the Company and BMW. Therefore, Liaoning's participation in the Company as a controlling shareholder is logical and natural extension to this support.

Accordingly, the Foundation sold to Huachen and Huachen purchased from the Foundation the Sale Shares.

Huachen agreed to grant the call options to the Management Directors in order to further incentivize the Management Directors to continue in their successful management of the Company and its business.

As of the date of this Statement, Mr. Wu, Mr. Hong, Mr. Su and Mr. He held 30,000,000, 26,640,000, 34,500,000 and 35,045,000 Ordinary Shares, respectively.

On June 2, 2001, Mr. Wu, Mr. Hong, Mr. Su, and Mr. He each received option grants from the Company with respect to 2,800,000, 2,338,000, 2,338,000 and 2,338,000 Ordinary Shares, respectively. The options are exercisable for ten years from the date of grant at an exercise price of HK$1.896 per Ordinary Share. The option grants were made by the Company as part of the Company's compensation plan for executive management.

As of the date of this Statement none of the Reporting Persons nor Liaoning has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.


ITEM 5.    Interest in Securities of the Issuer

(a) and (b) The percentages calculated in this Item 5 are based upon 3,666,052,900 Ordinary Shares outstanding as of December 31, 2001, as stated in the Company's report on Form 20-F filed on June 27, 2002.


HUACHEN

     (a)   Amount Beneficially Owned: 1,582,120,500
     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
            (ii)   shared power to vote or to direct the vote: 1,446,121,500(1)
           (iii)   sole power to dispose or to direct the disposition of: 0
            (iv)   shared power to dispose or to direct the disposition of:
                   1,446,121,500(1)

(1) Huachen is wholly-owned by Liaoning and may be deemed to share voting and dispositive power with Liaoning.


LIAONING

     (a)   Amount Beneficially Owned: 1,582,120,500
     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 0
            (ii)   shared power to vote or to direct the vote: 1,446,121,500
           (iii)   sole power to dispose or to direct the disposition of: 0
            (iv)   shared power to dispose or to direct the disposition of:
                   1,446,121,500


MR. WU

     (a)   Amount Beneficially Owned:  1,582,120,500

     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 32,800,000 (1)
            (ii)   shared power to vote or to direct the vote: 0
           (iii)   sole power to dispose or to direct the disposition of:
                   32,800,000 (1)
            (iv)   shared power to dispose or to direct the disposition of: 0

(1) As of the date of this Statement, Mr. Wu held 30,000,000 Ordinary Shares. Mr. Wu has the option to purchase 2,800,000 Ordinary Shares from the Company within 60 days. Pursuant to the Call Option Agreement, Mr. Wu will have the option to purchase 92,911,266 Ordinary Shares from Huachen at any time during the period of three years commencing from the date falling six months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.


MR. HONG

     (a)   Amount Beneficially Owned: 1,582,120,500
     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 28,978,000 (1)
            (ii)   shared power to vote or to direct the vote: 0
           (iii)   sole power to dispose or to direct the disposition of:
                   28,978,000 (1)
            (iv)   shared power to dispose or to direct the disposition of: 0

(1) As of the date of this Statement, Mr. Hong held 26,640,000 Ordinary Shares. Mr. Hong has the option to purchase 2,338,000 Ordinary Shares from the Company within 60 days. Pursuant to the Call Option Agreement, Mr. Hong will have the option to purchase 84,464,788 Ordinary Shares from Huachen at any time during the period of three years commencing from the date falling six months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.


MR. SU

     (a)   Amount Beneficially Owned: 1,582,120,500
     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote: 36,838,000 (1)
            (ii)   shared power to vote or to direct the vote: 0
           (iii)   sole power to dispose or to direct the disposition of:
                   36,838,000 (1)
            (iv)   shared power to dispose or to direct the disposition of: 0

(1) As of the date of this Statement, Mr. Su held 34,500,000 Ordinary Shares. Mr. Su has the option to purchase 2,338,000 Ordinary Shares from the Company within 60 days. Pursuant to the Call Option Agreement, Mr. Su will have the option to purchase 84,464,788 Ordinary Shares from Huachen at any time during the period of three years commencing from the date falling six months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.


MR. HE

     (a)   Amount Beneficially Owned: 1,582,120,500
     (b)   Percent of Class: 43.16%
     (c)   Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote: 37,383,000 (1)
             (ii)  shared power to vote or to direct the vote: 0
            (iii)  sole power to dispose or to direct the disposition of:
                   37,383,000 (1)

           (iv)    shared power to dispose or to direct the disposition of: 0

(1) As of the date of this Statement, Mr. He held 35,045,000 Ordinary Shares. Mr. He has the option to purchase 2,338,000 Ordinary Shares from the Company within 60 days. Pursuant to the Call Option Agreement, Mr. He will have the option to purchase 84,464,788 Ordinary Shares from Huachen at any time during the period of three years commencing from the date falling six months after the earlier of: (a) the end of the Offer; and (b) the close of the Offer in accordance with the Offer Document to be issued by the Offerors in respect of the Offer as required under the Takeovers Code.

(c)

To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons or Liaoning or, to the best knowledge of Huachen, any person named in Exhibit 1, has effected any transactions in the Company's Ordinary Shares or ADSs during the period which commenced sixty days prior to the date of the event that triggered the requirement to file this Statement and ends on the date of the event that triggered the requirement to file this Statement.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.


ITEM 7.    Material to Be Filed as Exhibits

Exhibit and Description

Exhibit 1 - Executive Officers and Directors of Huachen Automotive Group
            Holdings Company Limited.*
Exhibit 2 - Consent to filing of Schedule 13D pursuant to Rule 13d-1(k) of the
            Act.*
Exhibit 3 - Agreement for the Sale and Purchase of shares in Brilliance China
            Automotive Holdings Limited dated December 18, 2002, by and between Huachen Automotive Group Holdings Company Limited and Chinese Financial Education Development Foundation.*
Exhibit 4 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Wu Xiao An.*
Exhibit 5 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Hong Xing.*
Exhibit 6 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Su Qiang.*
Exhibit 7 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. He Tao.*
Exhibit 8 -  Syndication Letter dated December 18, 2002, by and among Huachen
             Automotive Group Holdings Company Limited and Mr. Wu Xiao An,
             Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao.*
Exhibit 9 -  Power of Attorney for Huachen Automotive Group Holdings Company
             Limited (previously filed as Exhibit 99.II.3(a)-1 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 10 - Power of Attorney for Mr. Su Qiang (previously filed as Exhibit
             99.II.3(a)-2 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 11 - Power of Attorney for Mr. Hong Xing (previously filed as Exhibit
             99.II.3(a)-3 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 12 - Power of Attorney for Mr. He Tao (previously filed as Exhibit
             99.II.3(a)-4 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
----------
* Filed herewith.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2002

                                             HUACHEN AUTOMOTIVE GROUP HOLDINGS
                                             COMPANY LIMITED

                                             By: /s/ Wu Yong Cun
                                                 -------------------------
                                                 Wu Yong Cun
                                                 Attorney-In-Fact


                                             WU XIAO AN

                                                 /s/ Wu Xiao An
                                             -----------------------------


                                             HONG XING

                                                 /s/ Wu Xiao An
                                             -----------------------------
                                                 Attorney-In-Fact


                                             SU QIANG

                                                 /s/ Wu Xiao An
                                             -----------------------------
                                                 Attorney-In-Fact


                                             HE TAO

                                                 /s/ Wu Xiao An
                                             -----------------------------
                                                 Attorney-In-Fact

                                 Exhibit Index

Exhibit and Description

Exhibit 1 - Executive Officers and Directors of Huachen Automotive Group
            Holdings Company Limited.*
Exhibit 2 - Consent to filing of Schedule 13D pursuant to Rule 13d-1(k) of the
            Act.*
Exhibit 3 - Agreement for the Sale and Purchase of shares in Brilliance China
            Automotive Holdings Limited dated December 18, 2002, by and between Huachen Automotive Group Holdings Company Limited and Chinese Financial Education Development Foundation.*
Exhibit 4 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Wu Xiao An.*
Exhibit 5 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Hong Xing.*
Exhibit 6 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. Su Qiang.*
Exhibit 7 -  Call Option Agreement dated December 18, 2002, by and between
             Huachen Automotive Group Holdings Company Limited and
             Mr. He Tao.*
Exhibit 8 -  Syndication Letter dated December 18, 2002, by and among Huachen
             Automotive Group Holdings Company Limited and Mr. Wu Xiao An,
             Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao.*
Exhibit 9 -  Power of Attorney for Huachen Automotive Group Holdings Company
             Limited (previously filed as Exhibit 99.II.3(a)-1 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 10 - Power of Attorney for Mr. Su Qiang (previously filed as Exhibit
             99.II.3(a)-2 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 11 - Power of Attorney for Mr. Hong Xing (previously filed as Exhibit
             99.II.3(a)-3 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
Exhibit 12 - Power of Attorney for Mr. He Tao (previously filed as Exhibit
             99.II.3(a)-4 to the Form CB filed by Huachen Automotive Group Holdings Company Limited, Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao on December 20, 2002, and incorporated herein by reference).
----------
* Filed herewith.